Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
               This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
               The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
               This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
               SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
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SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

Peck Predicts Pending Satellite Merge Will Be Approved
Radio Ink — July 17, 2007
Analyst Robert Peck of Bear Stearns is predicting the pending merger of Sirius and XM Satellite Radio will be approved.
Peck elaborates on why he’s thinking the merge will happen, saying that “during the past 30+ days since the FCC ‘clock’ started, a number of entities have filed their comments both for and against the proposed merger. In reviewing the petitions to deny, we did not find any significant issues that had not been raised earlier during the congressional hearings or the FCC process.”
Peck continues, writing that we should “expect the companies to go beyond just rebuttal and discussion on competition” as the “XM/Sirius reply likely will contain concrete proposals on public benefits.
“In their response, we believe XM/Sirius will not only rebut the arguments raised by the entities petitioning against the merger, but likely will go beyond just discussing the competition in the audio market. We expect the companies to go into more detail about their proposals regarding a la carte, price guarantees, block and rebate, reduced pricing for basic packages, as well as pricing for the ‘best of both’ drawing regulatory focus towards the tangible consumer benefits that will arise from the merger.
“We believe the merger likely will be approved on merits. There has been a lot of debate on whether the proposed merger between XM and Sirius would be allowed to proceed by the DOJ/FTC and the FCC. After attending several congressional hearings, reviewing recent FCC filings, speaking with various legal and political contacts, and working through the merits of the merger proposal, we believe the proposed merger is likely to pass regulatory hurdles with appropriate concessions. We underscore though, if political forces are more powerful than the merits of the deal, the outcome may be different. However, our sense is that the deal will be judged on merits and is therefore likely to pass. Our opinion is in fact a vote of confidence in the FCC and DOJ, who we believe will base their decisions on what’s best for consumers and the American public.”

XM-Sirius Deal Receives Church’s Blessing
WSJ: Deal Journal
July 20, 2007
Posted by Dennis K. Berman
It is still unclear how Washington will view the proposed coupling of satellite-radio operators XM and Sirius.
New York Archbishop Edward Cardinal Egan, however, is throwing his support behind the deal, saying in a New York Post commentary that it will help “the dialogue of faith continue.”
Indeed, both XM and Sirius have opened up their offerings to a range of religious programming, with each carrying three separate Christian channels. One of those is The Catholic Channel, programmed in conjunction with Cardinal Egan’s own Archdiocese. (Never mind that Sirius also carries the less-than-pious Howard Stern.)
Cardinal Egan is just one of many well-known people who have thrown public support behind the deal and who also have programming relationships with one of the two companies. The list includes Steven Van Zandt, who produces Sirius shows including one called Underground Garage and Robert Finkelstein, who heads Frank Sinatra Enterprises, which began a Sinatra channel on Sirius in 2006.
As Cardinal Egan sees it, the merger will “offer consumers more choice at lower prices.” He goes on to say that “it would permit even more Americans to experience satellite radio.”
He also liked the idea that the merger would bring about technological changes that would offer listeners “the ability to block channels that some listeners may find offensive.”

Yea Chorus on XM-Sirius Grows
WSJ’s Deal Journal
July 17, 2007, 11:23 am
Posted by Dana Cimilluca
The number of XM-Sirius Yea-sayers is increasing by the day.
A group of Bear Stearns analysts led by Robert Peck has become at least the second group of researchers in less than a month to make a prediction that until recently few dared to venture. Peck & Co. predicts the much-doubted proposed merger between Sirius Satellite Radio and XM Satellite Radio Holdings will pass muster with regulators after all. (Before the deal can go through it must be approved by the U.S. Justice Department and Federal Communications Commission.) Late last month, Merrill Lynch predicted in a research report that regulators would turn away anticompetitive gripes by terrestrial radio competitors. Merrill put the odds of approval at 60%.
The cause of Peck’s enthusiasm? “After attending several congressional hearings, reviewing recent FCC filings, speaking with various legal and political contacts, and working through the merits of the merger proposal, we believe the proposed merger is likely to pass regulatory hurdles with appropriate concessions,” he writes in a report distributed today. He predicts that the companies will bolster their case by going into more detail that they have in the past on price breaks they would offer customers as a combined company.
Shareholders of both companies seem to want the deal to pass because of the opportunities for cost cutting and increased efficiency it promises. They seem to be warming to Bear’s and Merrill’s case. As the tide of previously strong antiapproval sentiment has turned in the past couple months, XM stock is up about 20%, while Sirius has risen roughly 17%.

In addition, the “In the News” and “What People Are Saying” pages of the website also contain links to the following third-party article:

The Good Word — Via Satellite
New York Post
By Edward Cardinal Egan
July 20, 2007
At a recent West Coast dinner held on be half of Catholic University, a man approached me to remark on the extraordinary breadth and depth of programming he heard day after day on The Catholic Channel on Sirius Satellite Radio. He and his wife never miss my weekly program, he told me; they enjoy listening to the various hosts discuss the world around them from a Catholic point of view.
A bishop, an old friend who leads a diocese outside of New York, wrote me to say that he thinks The Catholic Channel is exactly what the church needs to communicate with people about what the church is and what it teaches. Another friend, a Jewish woman from New York, told me that she’d been listening to The Catholic Channel and was struck by how much common ground our faiths share.
The influence that the channel already has achieved was also driven home a few days ago, when a first-time visitor to the Cathedral of Saint Patrick asked an usher, “When is Monsignor Ritchie saying Mass today? I heard him on Sirius . . .”
Spreading the Good News is a primary mission of the church. As Pope Benedict XVI stated in this year’s World Communications Day message, “Above all, the church desires to share a vision of human dignity that is central to all worthy human communication.” This is what we’re trying to achieve each day with The Catholic Channel.
The Catholic Church has always sought a variety of ways to communicate with the faithful. Conventional media have long made a place for religious viewpoints, but it is increasingly limited (and this publication is no exception). Radio has historically provided a forum for religious programming — but the more recent homogenization of content has largely left religious content at the outskirts.
This is why the Archdiocese of New York quickly and enthusiastically responded to Sirius’ invitation to launch The Catholic Channel. And this brings me to a topic that’s far from the usual fodder for those of us called to serve the church: the proposed merger between Sirius and XM Satellite Radio.
In Washington and elsewhere, many people much more expert than I in these matters are working diligently to examine the merger. From my perspective, however, it offers a unique opportunity to extend the reach and breadth of religious programming. It is also an unmatched opportunity to strengthen this new medium and position satellite radio to compete with the ever-growing list of audio entertainment providers.
Every day, The Catholic Channel reaches across the country and provides an opportunity for Catholics and people of faith to feel more connected to their God. Nor is it the only religious programming on satellite radio.
Both Sirius and XM offer a range of religious shows and channels — and they’ve promised to offer consumers more choice at lower prices after the merger. Service offerings that let subscribers pay less would permit even more Americans to experience satellite radio.
Moreover, the companies have promised that a key component of the merger will include the ability to block channels that some listeners may find offensive and the merged entity will offer a rebate for those channels as well.
As my bishop friend so accurately observed in his brief note to me, The Catholic Channel and Sirius Satellite Radio present a unique opportunity for the church to speak with people — Catholic and non-Catholic alike. I would urge all those who are considering the Sirius-XM merger to see to it that this dialogue of faith can continue.
Edward Cardinal Egan is the archbishop of New York.